December 22, 2004

BY EDGAR AND UPS

Mr. Steven Jacobs

Securities and Exchange Commission

Mail Stop 0409

450 Fifth Street, NW

Washington, D.C. 20549

Re:	Hewitt Associates, Inc.

Form 10-K for the year ended September 30, 2004

File No. 001-31351

Ladies and Gentlemen:

This letter responds to the SEC letter dated December 15, 2004 containing the Staff’s comments with respect to the Form 10-K of Hewitt Associates, Inc. (“Hewitt” or the “Company”) for the year ended September 30, 2004 filed on November 18, 2004. For your convenience, each of the Staff’s comments is reprinted in its entirety in bold below.

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CRITICAL ACCOUNTING POLICIES AND ESTIMATES, PAGE 22

1.	Based upon your financial statements, it appears that costs, assets, and liabilities related to areas such as pension plans and income taxes are subject to significant judgment that could materially impact the financial statements. Please enhance your discussion of critical accounting policies in future filings to discuss all areas that are material in which there are significant estimates or assumptions. Your disclosure should include how estimates are determined, how assumptions may change, and what impact a change in assumptions may have on the financial statements. Please refer to SEC Release 33-8350 for additional guidance.

In future filings, we will enhance our discussion of critical accounting policies to include the estimates used and assumptions made surrounding the Company’s accounting for pension plans and income taxes.

Mr. Steven Jacobs

December 22, 2004

FINANCIAL STATEMENTS AND NOTES

NOTE 2, SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DEFERRED CONTRACT COSTS AND DEFERRED CONTRACT REVENUES, PAGE 53

2.	We note that your deferred contract costs exceed your deferred contract revenues by $44.6 million at September 30, 2004. Supplementally tell us, and disclose in future filings, how you evaluate deferred contract costs for realizability. In addition, tell us whether you have an enforceable contractual arrangement with your customers and if you intend on enforcing these arrangements.

As we disclosed on page 35 of our annual report on Form 10-K, for most arrangements, we historically received upfront implementation fees for upfront implementation efforts on new outsourcing services, however, implementation fees may also be received over the ongoing service period in the fee per participant. Recently, we have seen a shift in our business arrangements with our customers to more of our implementation fees being recovered through the ongoing services fees which are the primary driver for our deferred contracts costs increasing at a rate faster than our deferred contract revenues at September 30, 2004.

The Company evaluates the realizability of its deferred contract costs as part of its analysis of contracts for possible losses. In particular, we review our long-term outsourcing contracts for possible losses by projecting the future revenues and costs, which consist of both estimated direct and a portion of indirect costs. Contract losses are determined as the excess of the estimated direct and a portion of indirect costs, including any unamortized deferred contract costs, over the estimated total contractual revenues that will be generated by the arrangement. By including the unamortized deferred contract costs as part of the estimated costs of each contract, the Company assesses the realizability of deferred contract costs when we review contracts for possible losses. In future filings, we will disclose our methodology for evaluating the recoverability of deferred contract costs.

We believe that we have enforceable contractual arrangements with our customers and we would enforce these arrangements as necessary. In the past, we have asserted our rights under contractual arrangements with customers and have collected fees and maintained other rights by enforcing our contractual

Mr. Steven Jacobs

December 22, 2004

arrangements. The termination fees in our customer arrangements are structured to help us recover any upfront set-up costs we may incur.

3.	Supplementally tell us, and disclose in future filings, the types of direct implementation or “set-up” costs you capitalize. For each type of cost, tell us whether these costs are paid to third parties or if they are internal costs and why you consider each type of cost to be incremental. Do you defer and account for these costs by analogy to SFAS 91 or FTB 90-1?

The Company defers and accounts for its set-up costs by analogy to SFAS 91. The Company’s policy is that only specific (customer specific), incremental (incurred only for a specific customer) and direct (directly traceable to a customer and related contract) set-up costs on multi-year contracts may be deferred. The following list, although not all-inclusive due to the continuously changing business environment, provides examples of set-up costs which are deferred and the origin of the set-up costs:

Description of Set-Up Cost	Origin of Set-Up Cost

Incremental direct costs to originate the contract from third parties[1]	Third party

Fees paid to close contract	Third party

Labor costs for evaluating clients’ financial condition	Internal (time reports)

Labor costs for evaluating and recording contracts	Internal (time reports)

Labor costs for preparing and processing contracts	Internal (time reports)

Labor costs for negotiating contract terms	Internal (time reports)

Creating implementation project schedules	Internal (time reports)

Coding or creating customizations requested by the client[2]	Internal (time reports), Third Party

Programming and testing of software used to service the client[2,3]	Internal (time reports), Third Party

Conversion of clients’ data (mapping and clean up)[2]	Internal (time reports), Third Party

Travel costs to client site for program set up discussions	Third party

(1)	Primarily represents outside attorney fees.

(2)	May include costs from third party vendors to whom we have sub-contracted the service to be provided to our client.

(3)	Represents programming and testing of software specific to individual clients.

Mr. Steven Jacobs

December 22, 2004

Generally, internal costs consist of compensation and benefits costs of the employees charging their time to the respective project. No overhead costs are included in the accumulated set-up costs. The Company believes that the costs that are described above are incremental in that they result directly from and are essential to each contract and would not have been incurred had that contract not occurred. In future filings, we will disclose the types of set-up costs we defer.

NOTE 3, TRANSITION TO A CORPORATE STRUCTURE, PAGE 58

4.	In future filings, disclose the conversion rights associated with your Class B and Class C common stock.

In future filings, the Company will disclose the conversion rights associated with its Class B and Class C common stock.

NOTE 15, RELATED PARTY TRANSACTIONS, PAGES 68-69

5.	In future filings, include the disclosures required by paragraph 16(d) of SFAS 13. For example, disclose the significant terms of your capital lease arrangements, including renewal or purchase options, escalation clauses, obligations with respect to refinancing of the lessor’s debt, significant penalties, and the provisions of any significant guarantees, such as residual value guarantees.

In future filings, the Company will disclose the right of first refusal options, renewal options and escalation terms of the leases. Please note that the leases do not contain contingent rentals, purchase options, restrictions, significant penalties or significant guarantees.

Mr. Steven Jacobs

December 22, 2004

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (847) 771-6467 with any questions you may have.

Very truly yours,

/s/ Dan A. DeCanniere
Dan A. DeCanniere Chief Financial Officer

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cc: Mr. John Ryan